July 14, 2011

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549-3561

RE:         Calpine Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 18, 2011
File No. 001-12079

Dear Ms. Thompson:

We are in receipt of your letter dated July 11, 2011 requesting information concerning the Calpine Corporation Form 10-K for the Fiscal Year Ended December 31, 2010. We have begun to gather the requested information in response to this request; however, due to the volume of information requested and the current demands required to complete our Form 10-Q filing as of June 30, 2011, we respectfully request additional time to submit a complete response to the Staff’s questions and information request. If acceptable, we would like to request a time up to August 10, 2011, but we will respond as soon as all of the requested information can be gathered and reviewed.

We appreciate your consideration to this matter. If you have any questions concerning our request, please do not hesitate to contact me at (832) 325-1537.

Best regards,

/s/ JIM D. DEIDIKER
Jim D. Deidiker
Senior Vice President and
Chief Accounting Officer

cc:	Zamir Rauf, EVP and Chief Financial Officer
W. Thaddeus Miller, EVP and Chief Legal Officer